UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 14, 2008.

Exhibit 99.1

INTERIM REPORT: April - June 2008

Highlights

•	Golar reports operating income of $7.3 million and net income of $11.7 million, including a gain of $17.8 million on interest rate swap valuations
•	Difficult quarter for ships trading in spot/short term market, some signs of improvement are now appearing
•	Golar Spirit conversion to a FSRU completed and vessel delivered to Petrobras
•	Golar Frost sale to OLT Offshore finalised and vessel chartered back on a bareboat basis until June 2009
•	Golar acquires Hoegh Gandria in joint venture with Bluewater Energy Services and vessel offered to PetroSA in South African tender for FSRU
•	Orders being placed for long lead delivery time items for Hilli FSRU conversion
•	Good progress being made in progressing Floating LNG opportunities
•	Golar announces cash dividend of $0.25 per share

Results

Golar LNG Limited (“Golar”) reports net income of $11.7 million and operating income of $7.3 million for the three months ended June 30, 2008 (the “second quarter”). Net income has been positively impacted by unrealised non-cash gains on interest rate swap mark-to-market valuations totalling $17.8 million.

Revenues in the second quarter were $52.5 million as compared to $58.8 million for the first quarter of 2008. Spot charter rates have been lower but also utilization has decreased from 94% last quarter to 74% this quarter. The decrease in the number of days on hire for the fleet is largely due to vessel waiting time and positioning, during which time the Company pays for fuel costs. Voyage expenses, which mainly relate to fuel costs, have therefore increased significantly from $1.5 million in the first quarter to $10.4 million for the second quarter, not helped by rising fuel costs. Second quarter average daily time charter equivalent rates (TCE’s) were $39,890 per day compared to $53,068 per day during the first quarter.

The vessel Khannur drydocked during the quarter and the Methane Princess and the Granatina will drydock during the third quarter of 2008. The Hilli and the Gandria are not expected to have earnings during the third quarter and steps have been taken to reduce operating costs on these vessels until charter opportunities arise. The Golar Spirit left the shipyard on June 11, collected a cargo in Trinidad and then proceeded to Pecem, Brazil tendering notice of readiness on July 22. Testing of the vessel will not commence until the end of August whilst Petrobras finalise the shore side receiving facility.

Vessel operating expenses were slightly higher at $15.8 million for the second quarter as compared to $15.5 million for the first quarter.

Net interest expense for the second quarter was $12.8 million, down from $14.6 million for the first quarter. The decrease in interest expense is driven by lower interest rates on floating rate debt. Other financial items were a gain of $19.5 million in the second quarter compared to a loss of $21.4 million for the first quarter. This has primarily resulted from unrealised interest rate swap valuation gains of $18.6 million (before minority interest) as compared to a loss of $15.1 million in the first quarter. The gains are due to the rise in long term interest rates. As at June 30, 2008 approximately 73% of the Company’s debt and capital lease obligations was effectively swapped to a fixed rate at an average rate of 4.5% excluding margin and with an average period to maturity of 5.3 years.

Net income per share for the second quarter was $0.17 as compared to a loss per share of $0.23 for the first quarter.

Based on results for the quarter end ended June 30, 2008 and taking into consideration expectations for the balance of the year, the Board has declared a dividend of $0.25 per share for the quarter, which is in line with the dividend for the fourth quarter of 2007 and the first quarter of 2008. A gain on the sale of the Golar Frost of approximately $78 million will be recognised in the third quarter and this, together with capital expenditure requirements and investment opportunities will be taken into account when the Board sets dividend levels going forward.

The Board will seek to optimise the capital structure of the Company to endeavour to achieve the highest possible long-term return on equity invested.

The record date for the dividend is August 26, 2008, ex dividend date is August 22, 2008 and the dividend will be paid on or about September 10, 2008.

Corporate and Other Matters

Conversion of Golar Spirit was completed during the quarter with the ship leaving Keppel ship yard in Singapore on June 11 against a target completion of May 31. The vessel loaded a commissioning cargo in Trinidad en route to Pecem Brasil and delivered to Petrobras under the long term time charter party on July 22. The vessel is currently standing off Pecem waiting for final completion of the shore side facilities before final commissioning and testing can be completed. The delivery of Golar Spirit marks a significant milestone in the delivery of the Company’s strategy to develop its midstream business activities. It also marks the world’s first converted FSRU in a growing market for FSRU’s.

Following on the from the two FSRU charters with Petrobras and as previously announced, Golar signed a further 10 year FSRU charter this quarter with the Dubai Supply Authority for the Golar Freeze as a converted FSRU. This contract is a further demonstration of the Company’s strategic development.

The sale of Golar Frost to the OLT Offshore (“OLT-O”) joint venture (Livorno project) was completed on July 2 with the vessel immediately chartered back to Golar on a competitive bareboat basis. The vessel was subsequently sub-chartered out on a 140 day time charter. The vessel will continue to trade in the spot market until June 2009 when the vessel will redeliver to OLT-O in advance of its conversion to a FSRU. The sale of Golar Frost and the previously advised signing of the EPC contract with Saipem for the conversion of the vessel and other associated works represent a significant milestone in what has been a long and at times challenging project development phase. This achievement has been a clear indication of the continuous commitment by the joint venture to deliver this project and confidence in the selected technology. With the recent takeover of Endesa Europa by E.ON. Ruhrgas the OLT-O joint venture sees E.ON. Ruhrgas take over the position once held by Endesa Europa.

Golar has agreed to partner with Bluewater for the purposes of bidding for an offshore LNG FSRU opportunity with South Africa's national oil company, PetroSA. Golar and Bluewater will be equal partners in a joint venture formed specifically for this opportunity. Additionally, and in conjunction with this bid, Golar and Bluewater have agreed to acquire the 1977 built Moss type 126,000 m3 LNG Carrier, Hoegh Gandria. The vessel is intended to be used as the converted offshore FSRU. Bluewater are providing their proprietary LNG tandem loading system which forms an important part of the offer to PetroSA.

Golar is now placing orders for the long lead delivery items for the Hilli FSRU conversion project thereby securing the ability to deliver this vessel as a FSRU within 2010. Encouraged by the success of speculatively commencing the conversion of Golar Spirit the Company believes securing the earliest possible delivery of the vessel as a FSRU along with the growing interest around the world to adopting floating terminals as a means of quickly and efficiently accessing LNG places the Company in a strong position to secure the next available FSRU opportunity.

The Company is encouraged by the progress being made by LNG Ltd. in its pursuit of the Gladstone LNG project with an Engineering and Construction Service Contract recently awarded to SK Engineering and Construction for the FEED phase of the project. The final investment decision for the project remains targeted for early 2009. The Company views this project as an excellent opportunity to further develop an integrated position in the midstream of the LNG supply chain. Along with many others in the industry Golar views coal-bed methane as a significant potential area of development for LNG in general.

Market

Notwithstanding operational difficulties being experienced by several LNG producers in recent months, LNG supply rose by 1.4 bcf/d in June year-on-year.

•	Asian imports rose 1.8 bcf/d year-on-year with Japan (+0.8 bcf/d) leading the way and South Korea (+0.7 bcf/d) close behind
•	European imports rose 0.9 bcf/d led by Spain (+0.5 bcf/d) and Italy (+0.1 bcf/d)
•	The entire shortfall was absorbed by the US with imports down 1.7 bcf/d year-on-year.

This is against a background of natural gas price increases in the US of more than double, with Henry Hub prices increasing from $5.59 in September 2007 to $13.11 in July 2008 before falling away again in August. The strong pull of European and Eastern markets is expected to continue for some time to come.

In the run up to the northern winter there is again evidence of rising gas storage outside of the US by traders, producers and consumers in anticipation of higher winter prices. We believe several spot cargos are being lined up to load in Q3 with discharge expected to be in the Far East this winter to take advantage of the steep contango on the NBP forward strip.

There are 5 new liquefaction projects coming on stream over the next 9 months which have the potential to loosen the current tight LNG market. If these projects all come on stream at the forecast date, they will add 3.8 bcf/d of additional LNG supplies by summer of 2009. On the demand side, there are at least 3 new importers which will be importing an additional 0.7 – 0.9 bcf/d in summer 2009. What is less clear is the potential for further delays as each of these projects moves into the final phases of construction and start commissioning. Overall it is expected that these developments will have a positive impact on the forward market for short term LNG shipping and signs are starting to appear of an improvement in the market.

The world LNG tanker fleet stood at 270 by the end of June with the order book for new vessels now standing at 112 and 3 small older vessels are reported to have been scrapped this year. Qatar’s shipping company Nakilat, named its first QMax vessel at Samsungs yard in Korea in July. The vessel is the first of 14 QMax vessels ordered by Nakilat.

The interest in floating midstream solutions by all industry participants continues to be strong with a healthy level of enquiry in FSRU, SRV and FLNG opportunities being experienced by Golar and others looking to position themselves in this sector.

Outlook

The Board remains encouraged by the Company’s strengthening position in the LNG midstream supply chain and the sale of Golar Frost to OLT-O and the purchase of Gandria and the associated bid to PetroSA for a FSRU further demonstrate this. Good progress is also being made toward positioning the Company to develop floating LNG projects, which is a further strong signal of the growing importance to the Company of activity in these areas.

The Company is well advanced with its plans to restructure Golar LNG with the separation of long term charters from other business opportunities and the end of third quarter or beginning of the fourth quarter of 2008 currently remains a target date.

The Board is disappointed with the development of the LNG carrier spot market which has been softer than anticipated, mainly because of delays in the startup of LNG production projects. The Board expects this situation to improve as more capacity comes on stream over the next 1 to 3 years. However, the Board is pleased with the strategic moves made into FSRU’s and FLNG and expects improved overall margins as a result moving forward.

The Board anticipates that earnings from the Company’s spot market vessels will show some improvement in the third quarter but will remain unsatisfactory. The return of the Golar Spirit to hire after an extended period of off hire during the vessels conversion will however have a positive impact on the third quarter. The third quarter will also benefit from the gain on sale of the Golar Frost which will be approximately $78 million.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; our ability to complete on our restructuring plans; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

Nothing contained in this press release shall constitute an offer of any securities for sale.

August 14, 2008
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:

Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

GOLAR LNG LIMITED SECOND QUARTER 2008 REPORT (UNAUDITED)

INCOME STATEMENT	2008	2007	2008	2007	2007
(in thousands of $)	Apr –Jun	Apr –Jun	Jan - Jun	Jan - Jun	Jan- Dec
	unaudited	unaudited	unaudited	unaudited	audited

Operating revenues	52,470	57,128	111,242	110,862	224,674
Gain on sale of newbuilding	-	-	-	41,088	41,088
Vessel operating expenses	15,826	13,359	31,284	26,828	52,986
Voyage expenses	10,365	2,861	11,906	6,719	10,763
Administrative expenses	4,469	5,188	8,971	9,009	18,645
Depreciation and amortization	14,634	14,615	30,372	29,729	60,163
Gain on sale of long lived asset	(226)	-	(226)	-	-
Impairment of long-lived assets	64	2,345	64	2,345	2,345
Total operating expenses	45,132	38,368	82,371	74,630	144,902
Operating income	7,338	18,760	28,871	77,320	120,860
Gain on sale of available-for-sale securities	-	-	-	-	46,276
Financial income (expenses)
Interest income	12,196	14,073	24,722	25,792	54,906
Interest expense	(24,959)	(28,528)	(52,067)	(55,448)	(112,336)
Other financial items	19,489	15,400	(1,949)	13,406	(8,162)
Income (loss) before taxes and minority interest	14,064	19,705	(423)	61,070	101,544
Minority interest	(2,456)	(2,168)	(3,384)	(3,928)	(6,547)
Taxes	120	(382)	125	(413)	299
Equity in net earnings of investees	(24)	72,317	(289)	87,075	13,640
Gain on sale of investee	-	-	-	-	27,268
Net (loss)/ income	11,704	89,472	(3,971)	143,804	136,204

Basic earnings per share ($)	0.17	$1.37	(0.06)	$2.20	$2.09

BALANCE SHEET	2008	2007	2007
(in thousands of $)	June 30	June 30	Dec 31
	unaudited	unaudited	audited

ASSETS
Short-term
Cash and cash equivalents	72,055	219,625	185,739
Restricted cash and short-term investments	54,868	52,262	52,106
Other current assets	27,234	25,415	31,764
Amounts due from related parties	281	731	712
Held for sale assets
Vessel and equipment, net available for sale	153,236	-	-

Long-term
Restricted cash	753,009	792,026	792,038
Equity in net assets of non-consolidated investees	17,461	12,411	14,023
Vessels and equipment, net	1,501,414	1,449,087	1,448,576
Other long-term assets	80,636	53,398	48,652
Total assets	2,660,194	2,604,955	2,573,610

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short- term
Current portion of long-term debt	172,759	72,158	80,037
Current portion of capital lease obligations	5,819	5,445	5,678
Other current liabilities	88,040	46,453	60,318
Amounts due to related parties	269	302	176

Long-term
Long-term debt	720,800	767,447	735,629
Long-term capital lease obligations	1,021,393	1,029,101	1,024,086
Other long-term liabilities	76,236	84,763	78,171
Minority interest	40,366	36,364	36,983
Stockholders’ equity	534,512	562,922	552,532
Total liabilities and stockholders’ equity	2,660,194	2,604,955	2,573,610

STATEMENT OF CASH FLOWS	2008	2007	2008	2007	2007
(in thousands of $)	Apr – June	Apr – June	Jan – June	Jan – June	Jan – Dec
	unaudited	unaudited	unaudited	unaudited	audited

OPERATING ACTIVITIES
Net (loss)/income	11,704	89,472	(3,971)	143,804	136,204
Adjustments to reconcile net (loss)/income to
net cash provided by operating activities:
Depreciation and amortization	14,634	14,601	30,372	29,710	60,163
Gain on sale of newbuilding	-	-	-	(41,088)	(41,088)
Gain on sale of long lived asset	(226)	-	(226)	-	-
Amortisation of deferred charges	323	414	670	865	1,072
Income attributable to minority interests	2,456	2,168	3,383	3,928	6,547
Gain on sale of available for sale securities	-	(46,276)	-	(46,276)	(46,276)
Gain on sale of investee	-	(27,268)	-	(27,268)	(27,268)
Undistributed net earnings of non-consolidated investees	24	2,456	288	(12,312)	(12,422)
Drydocking expenditure	(11,129)	(7,438)	(11,950)	(13,655)	(14,694)
Stock-based compensation	788	1,674	1,591	2,291	5,962
Change in market value of equity, interest rate and currency derivatives	(19,448)	(18,629)	1,587	(17,499)	3,430
Interest element included in capital lease obligations	532	961	1,062	1,908	3,163
Unrealized foreign exchange (gain) / loss	(154)	2,954	(452)	3,126	2,309
Impairment of long-lived assets	64	-	64	-	(2,345)
Change in operating assets and liabilities	16,239	(5,518)	20,445	(4,469)	(1,702)
Net cash provided by operating activities	15,807	9,571	42,863	23,065	73,055

INVESTING ACTIVITIES
Additions to newbuildings	-	-	-	(1,103)	(1,103)
Additions to vessels and equipment	(32,128)	(4,506)	(246,171)	(6,926)	(47,041)
Proceeds from disposal of newbuildings	-	-	-	92,618	92,618
Proceeds from disposal of long lived asset	1,900	-	1,900	-	-
Long-term restricted cash	37,131	(548)	38,361	3,018	211
Additions to unlisted investments	-	-	(3,063)	-	-
Purchase of marketable securities	-	-	(2,372)	-	-
Proceeds from disposal of marketable securities	-	171,595	-	171,595	171,595
Short-term restricted cash and investments	7,284	13,406	(2,762)	25	181
Proceeds from termination of equity swap	-	7,974	-	7,974	7,974
Net cash (used in)/provided by investing activities	14,187	187,921	(214,107)	267,201	224,435

FINANCING ACTIVITIES
Proceeds from long-term debt	-	-	120,000	-	120,000
Repayments of long-term capital lease obligation	(1,267)	(1,227)	(2,494)	(2,345)	(4,770)
Repayments of long-term debt	(26,119)	(23,749)	(42,107)	(36,753)	(180,693)
Financing costs paid	(557)	-	(1,693)	-	(168)
Cash dividends paid	-	(32,814)	(16,896)	(65,662)	(145,772)
Dividends paid to minority shareholders	-	-	-	-	(2,000)
Payments to repurchase equity	-	(22,823)	-	(22,823)	(31,024)
Proceeds from issuance of equity	-	326	-	326	76,060
Proceeds from disposal of treasury shares	343	-	750	-	-
Net cash provided by financing activities	(27,600)	(80,287)	57,560	(127,257)	(168,367)

Net increase/(decrease) in cash and cash	2,394	117,205	(113,684)	163,009	129,123
equivalents
Cash and cash equivalents at beginning of	69,661	102,420	185,739	56,616	56,616
period
Cash and cash equivalents at end of period	72,055	219,625	72,055	219,625	185,739

Notes
1.	The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.
2.	The number of shares outstanding as of June 30, 2008 was 66,926,866 (Mar 31, 2008: 66,901,866). The weighted average number of shares outstanding (net of 350,000 treasury shares and 300,000 shares via an equity swap) for the second quarter and first half of 2008 were 66,910,932 and 67,026,710 respectively, and was 65,282,637for the twelve months ended December 31, 2007.
3.	The comparative financial information for 2007 reflects adjustments from the Company’s previously reported results for the quarter and half year ended 30 June 2007 which relate to the Company’s equity in net earnings of Korea Line Corporation and OLT Offshore Toscana S.P.A. The adjustments decrease the reported net income for the three months ended June 30, 2007 by $0.1 million and increase reported net income for the six months ended 30 June 2007 by $0.1m.
4.	The financial information for the year ended December 31, 2007 has been extracted from the Company’s audited financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 14, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer